UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 28, 2022

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On July 28, 2022, ArcelorMittal published the press releases attached hereto as Exhibits 99.1 and 99.2 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description
Exhibit 99.1	Press release, dated July 28, 2022, ArcelorMittal agrees acquisition of CSP in Brazil

Exhibit 99.2	Press release, dated July 28, 2022, ArcelorMittal reports second quarter 2022 and half year 2022 results

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press release, dated July 28, 2022, ArcelorMittal agrees acquisition of CSP in Brazil

Exhibit 99.2	Press release, dated July 28, 2022, ArcelorMittal reports second quarter 2022 and half year 2022 results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 28 July 2022

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer